Exhibit 99.2 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At June 30 2020	At December 31 2019

ASSETS
Current
Cash and cash equivalents (note 4)	$7,649	$8,190
Trade and other receivables (note 5)	3,133	4,023
Inventories (note 6)	2,802	3,352
Investments (note 7)	11,247	-
Prepaid expenses and other	564	978
	25,395	16,543
Non-Current
Inventories-ore in stockpiles (note 6)	2,098	2,098
Investments (note 7)	58	12,104
Restricted cash and investments (note 8)	12,371	11,994
Property, plant and equipment (note 9)	256,278	257,259
Total assets	$296,200	$299,998

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,585	$7,930
Current portion of long-term liabilities:
Deferred revenue (note 10)	3,447	4,580
Post-employment benefits (note 11)	150	150
Reclamation obligations (note 12)	904	914
Other liabilities (note 13)	236	1,372
	9,322	14,946
Non-Current
Deferred revenue (note 10)	33,296	31,741
Post-employment benefits (note 11)	2,104	2,108
Reclamation obligations (note 12)	31,857	31,598
Other liabilities (note 13)	451	532
Deferred income tax liability	8,952	8,924
Total liabilities	85,982	89,849

EQUITY
Share capital (note 14)	1,342,425	1,335,467
Share purchase warrants (note 15)	-	435
Contributed surplus (note 16)	66,676	65,417
Deficit	(1,200,010)	(1,192,304)
Accumulated other comprehensive income (note 17)	1,127	1,134
Total equity	210,218	210,149
Total liabilities and equity	$296,200	$299,998

Issued and outstanding common shares (note 14)	626,057,148	597,192,153
Contingencies (note 23)

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019

REVENUES (note 19)	$2,926	$4,139	$7,586	$8,115

EXPENSES
Operating expenses (note 18, 19)	(2,048)	(3,599)	(5,368)	(6,861)
Exploration and evaluation (note 19)	(845)	(3,026)	(4,036)	(7,255)
General and administrative (note 19)	(1,421)	(1,665)	(3,609)	(4,031)
Other income (expense) (note 18)	2,163	(175)	(1,029)	(528)
	(2,151)	(8,465)	(14,042)	(18,675)
Income (loss) before finance expense and equity accounting	775	(4,326)	(6,456)	(10,560)
Finance expense (note 18)	(1,061)	(1,011)	(2,124)	(2,021)
Equity share of loss of associate	-	71	-	(206)
Loss before taxes	(286)	(5,266)	(8,580)	(12,787)
Income tax recovery (note 21)
Deferred	(757)	382	874	2,568
Net loss for the period	$(1,043)	$(4,884)	$(7,706)	$(10,219)

Other comprehensive income (loss) (note 17):
Items that may be reclassified to income (loss):
Foreign currency translation change	7	3	(7)	6
Comprehensive loss for the period	$(1,036)	$(4,881)	$(7,713)	$(10,213)

Basic and diluted net loss per share:
All operations	$(0.00)	$(0.01)	$(0.01)	$(0.02)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	621,233	589,452	609,216	589,302

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of CAD dollars)
	Six Months Ended June 30
	2020	2019

Share capital (note 14)
Balance-beginning of period	$1,335,467	$1,331,214
Shares issued for cash, net of issue costs	6,878	-
Share options exercised-cash	-	405
Share options exercised-fair value adjustment	-	140
Share units exercised-fair value adjustment	80	293
Balance-end of period	1,342,425	1,332,052

Share purchase warrants (note 15)
Balance-beginning of period	435	435
Warrants expired	(435)	-
Balance-end of period	-	435

Contributed surplus
Balance-beginning of period	65,417	63,634
Share-based compensation expense (note 16)	904	1,307
Share options exercised-fair value adjustment	-	(140)
Share units exercised-fair value adjustment	(80)	(293)
Warrants expired	435	-
Balance-end of period	66,676	64,508

Deficit
Balance-beginning of period	(1,192,304)	(1,174,163)
Net loss	(7,706)	(10,219)
Balance-end of period	(1,200,010)	(1,184,382)

Accumulated other comprehensive income (note 17)
Balance-beginning of period	1,134	1,127
Foreign currency translation	(7)	6
Balance-end of period	1,127	1,133

Total Equity
Balance-beginning of period	210,149	222,247
Balance-end of period	$210,218	$213,746

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Expressed in thousands of CAD dollars)
	Six Months Ended June 30
CASH PROVIDED BY (USED IN):	2020	2019

OPERATING ACTIVITIES
Net loss for the period	$(7,706)	$(10,219)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	3,527	4,521
Share-based compensation (note 16)	904	1,307
Recognition of deferred revenue (note 10)	(1,115)	(2,547)
Gains on property, plant and equipment disposals (note 18)	(407)	-
Losses on fair value remeasurement of investments (note 18)	961	347
Equity loss of associate	-	460
Dilution loss (gain) of associate	-	(254)
Deferred income tax recovery	(874)	(2,568)
Other	-	(1)
Post-employment benefits (note 11)	(38)	(61)
Reclamation obligations (note 12)	(427)	(437)
Change in non-cash working capital items (note 18)	(1,628)	1,368
Net cash used in operating activities	(6,803)	(8,084)

INVESTING ACTIVITIES
Decrease in loans receivable	-	250
Sale of investments (note 7)	108	-
Purchase of investments	-	(193)
Expenditures on property, plant and equipment (note 9)	(139)	(718)
Proceeds on sale of property, plant and equipment	137	-
Increase in restricted cash and investments	(377)	(146)
Net cash provided by (used in) investing activities	(271)	(807)

FINANCING ACTIVITIES
Repayment of debt obligations (note 13)	(345)	(140)
Share issues for cash, net of issue costs (note 14)	6,878	-
Share option exercise proceeds	-	405
Net cash provided by financing activities	6,533	265

Decrease in cash and cash equivalents	(541)	(8,626)
Cash and cash equivalents, beginning of period	8,190	23,207
Cash and cash equivalents, end of period	$7,649	$14,581

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2020
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 90.0% interest in the Wheeler River Joint Venture (“WRJV”), a 66.71% interest in the Waterbury Lake Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 10). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and other services (collectively “environmental services”) to third parties through its Denison Closed Mines Group and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for the various management services it provides to UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

Risk and Uncertainty

The outbreak of the novel coronavirus (“COVID-19”) has disrupted, and may continue to disrupt, the Company’s disclosed business and operational plans for fiscal 2020. The length or severity of these disruptions are unknown at this point in time. The significant potential social and economic disruptions that have emerged as a result of the COVID-19 pandemic include (i) restrictions that governments impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages and / or unexpected sickness of employees, (iv) unavailability of contractors and subcontractors, (v) interruption of supplies from third parties upon which the Company relies, and (vi) unusually high levels of volatility in capital markets.

Disruptions of this nature have necessitated a change in the Company’s business plans for 2020 and they may have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effects could be rapid and unexpected. Management is closely monitoring the situation and is actively adapting work plans to mitigate adverse effects where possible.

Liquidity

There are uncertainties related to the timing and use of the Company’s cash resources. Due to the stage of various of its mineral property projects, the Company does not currently generate sufficient operating cash flow to fund obligations as they become due. As such, these obligations require that the Corporation generate additional liquidity through the divestiture of investments or through the issuance of debt or equity. The Company expects that it may need to sell certain of its investments to provide additional liquidity to fund the expenditures for the next 12 months. The Company may experience difficulty in obtaining satisfactory financial terms for subsequent debt or equity issuances or it may have difficulty in liquidating its investments due to the concentration of its investment portfolio or market conditions. Failure to obtain adequate financing on satisfactory terms may have a material adverse effect to the Company’s results of operations or its financial condition. The Company has considered the above factors, in addition to its ability to further curtail operating expenditures if necessary, in assessing and concluding on its ability to continue as a going concern.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2019. The Company’s presentation currency is Canadian dollars.

These financial statements were approved by the board of directors for issue on August 6, 2020.

3.
ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2019.

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At June 30	At December 31
(in thousands of CAD dollars)	2020	2019

Cash	$5,756	$1,583
Cash in MLJV and MWJV	669	1,397
Cash equivalents	1,224	5,210
	$7,649	$8,190

5.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At June 30	At December 31
(in thousands of CAD dollars)	2020	2019

Trade receivables	$2,879	$2,608
Receivables in MLJV and MWJV	186	1,125
Sales tax receivables	(12)	92
Sundry receivables	80	198
	$3,133	$4,023

6.
INVENTORIES

The inventories balance consists of:

	At June 30	At December 31
(in thousands of CAD dollars)	2020	2019

Uranium concentrates	$-	$526
Inventory of ore in stockpiles	2,098	2,098
Mine and mill supplies in MLJV	2,802	2,826
	$4,900	$5,450

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Inventories-by balance sheet presentation:
Current	$2,802	$3,352
Long-term-ore in stockpiles	2,098	2,098
	$4,900	$5,450

During the six months ended June 30, 2020, the Company sold all of its uranium concentrate inventory.

7.
INVESTMENTS

The investments balance consists of:

	At June 30	At December 31
(in thousands of CAD dollars)	2020	2019

Investments:
Equity instruments	$11,305	$12,104
	$11,305	$12,104

Investments-by balance sheet presentation:
Current	$11,247	$-
Long-term	58	12,104
	$11,305	$12,104

The investments continuity summary is as follows:

(in thousands of CAD dollars)	Investments

Balance - December 31, 2019	$12,104
Additions from property disposals (note 9)	270
Sale of investments	(108)
Fair value loss to profit and loss	(961)
Balance – June 30, 2020	$11,305

8.
RESTRICTED CASH AND INVESTMENTS

The restricted cash and investments balance consists of:

	At June 30	At December 31
(in thousands of CAD dollars)	2020	2019

Cash and cash equivalents	$3,236	$2,859
Investments	9,135	9,135
	$12,371	$11,994

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,236	$2,859
Letters of credit facility pledged assets	9,000	9,000
Letters of credit additional collateral	135	135
	$12,371	$11,994

At June 30, 2020, investments consist of guaranteed investment certificates with maturities of more than 90 days.

Elliot Lake Reclamation Trust Fund

During the six months ended June 30, 2020, the Company deposited an additional $803,000 into the Elliot Lake Reclamation Trust Fund and withdrew $454,000.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Letters of Credit Facility Pledged Assets

At June 30, 2020, the Company had on deposit $9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 12 and 13).

Letters of Credit Additional Collateral

At June 30, 2020, the Company had on deposit an additional $135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 12 and 13).

9.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands of CAD dollars)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance – December 31, 2019	$104,587	$906	$179,481	$284,974
Additions	15	-	124	139
Disposals	(60)	-	-	(60)
Balance – June 30, 2020	$104,542	$906	$179,605	$285,053

Accumulated amortization, depreciation:
Balance – December 31, 2019	$(27,518)	$(197)	$-	$(27,715)
Amortization	(122)	-	-	(122)
Depreciation	(899)	(99)	-	(998)
Disposals	60	-	-	60
Balance – June 30, 2020	$(28,479)	$(296)	$-	$(28,775)

Carrying value:
Balance – December 31, 2019	$77,069	$709	$179,481	$257,259
Balance – June 30, 2020	$76,063	$610	$179,605	$256,278

Plant and Equipment – Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $68,242,000, or 89.7%, of the June 2020 total carrying value amount. See note 10 for the current operating status of the McClean Lake mill.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its PP&E carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the value is attributable to the building lease assets which represent the Company’s office and / or warehousing space located in Toronto and Saskatoon.

Mineral Properties

As at June 30, 2020, the Company has various interests in development, evaluation and exploration projects located in Canada, primarily in Saskatchewan, which are either held directly or through option or various contractual agreements. The properties with significant carrying values, being Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, represent $162,503,000, or 90.5%, of the June 2020 total mineral property carrying amount. Changes and / or updates in the current period as compared to the December 31, 2019 year-end are disclosed below.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Hook Carter

In November 2016, Denison completed the purchase of an 80% interest in the Hook-Carter property, located in the southwestern portion of the Athabasca Basin region in northern Saskatchewan, from ALX Uranium Corp (“ALX”), with ALX retaining a 20% interest.

Under terms in the agreement, Denison agreed to fund ALX’s share of the first $12,000,000 in expenditures on the property. As at June 30, 2020, the Company has spent $6,715,000 on the project since its acquisition in November 2016 (December 31, 2019: $6,712,000).

Moon Lake South

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd (“CanAlaska”) to earn an interest in CanAlaska’s Moon Lake South project, located in the eastern portion of the Athabasca Basin in Saskatchewan. Under the terms of the option, Denison can earn an initial 51% interest in the project by spending $200,000 by December 31, 2017 and it can increase its interest to 75% by spending an additional $500,000 by December 31, 2020.

In March 2020, the Company completed the requirement to spend $700,000 under the option and earned a 75% interest in the project.

Talbot Lake

In June 2020, the Company closed an agreement to sell its 100% interest in the Talbot Lake property to Argo Gold Inc (“Argo Gold”). At closing, Denison received cash consideration of $135,000 and 1,350,000 common shares of Argo Gold that were fair valued at $270,000. The shares are subject to a four month hold. The Company has recognized a gain on sale of $405,000 in conjunction with the sale.

Under the terms of the agreement, Denison has also received a 2% net smelter royalty on the property and it is entitled to receive an additional milestone payment, in cash or shares, if the property produces a resource estimate that meets certain specified amounts in the agreement.

Waterbury Lake

In June 2020, the Company increased its interest in the WLULP (and the Waterbury Lake property) from 66.57% to 66.71% under the terms of the dilution provisions in the agreements governing the project (see note 20).

10. DEFERRED REVENUE

The deferred revenue balance consists of:

	At June 30	At December 31
(in thousands of CAD dollars)	2020	2019

Deferred revenue – pre-sold toll milling:
CLJV toll milling – APG	$36,743	$36,321
	$36,743	$36,321

Deferred revenue-by balance sheet presentation:
Current	$3,447	$4,580
Non-current	33,296	31,741
	$36,743	$36,321

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The deferred revenue liability continuity summary is as follows:

(in thousands of CAD dollars)	Deferred Revenue

Balance - December 31, 2019	$36,321
Accretion	1,537
Revenue recognized during the period (note 19)	(1,115)
Balance – June 30, 2020	$36,743

Arrangement with Anglo Pacific Group (“APG”) PLC

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill.

In the six months ended June 30, 2020, the Company has recognized $1,115,000 of toll milling revenue from the draw-down of deferred revenue (June 30, 2019: $2,547,000), based on Cigar Lake toll milling production of 4,184,000 pounds U308 on a 100% basis (June 30, 2019: 9,908,000 pounds U308). The drawdown for the six months includes a retroactive $59,000 increase in revenue (June 30, 2019: retroactive $26,000 increase in revenue) resulting from changes in estimates to the toll milling drawdown rate in the first and second quarter of 2020.

At present, production at the Cigar Lake mine and the McClean Lake mill, which was discontinued in the last week of March 2020, continues to be suspended for an indefinite period of time in response to the COVID-19 pandemic with the timing of a restart uncertain. The current portion of the deferred revenue liability at June 2020 reflects an assumption of an additional three month production shut-down. This assumption will be reassessed in the third quarter as more information becomes available.

11. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At June 30	At December 31
(in thousands of CAD dollars)	2020	2019

Accrued benefit obligation	$2,254	$2,258
	$2,254	$2,258

Post-employment benefits-by balance sheet presentation:
Current	$150	$150
Non-current	2,104	2,108
	$2,254	$2,258

The post-employment benefits continuity summary is as follows:

(in thousands of CAD dollars)	Post-Employment Benefits

Balance - December 31, 2019	$2,258
Accretion	34
Benefits paid	(38)
Balance – June 30, 2020	$2,254

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At June 30	At December 31
(in thousands of CAD dollars)	2020	2019

Reclamation obligations-by location:
Elliot Lake	$17,944	$17,987
McClean and Midwest Joint Ventures	14,795	14,503
Other	22	22
	$32,761	$32,512

Reclamation obligations-by balance sheet presentation:
Current	$904	$914
Non-current	31,857	31,598
	$32,761	$32,512

The reclamation obligations continuity summary is as follows:

(in thousands of CAD dollars)	Reclamation Obligations

Balance - December 31, 2019	$32,512
Accretion	676
Expenditures incurred	(427)
Balance – June 30, 2020	$32,761

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 8).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at June 30, 2020, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $24,135,000 which relate to the most recently filed reclamation plan dated March 2016. A reclamation plan filing update is due to be submitted to the applicable regulatory authorities in the first quarter of 2021.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. OTHER LIABILITIES

The other liabilities balance consists of:

	At June 30	At December 31
(in thousands of CAD dollars)	2020	2019

Debt obligations:
Lease liabilities	$650	$739
Loan liabilities	37	263
Flow-through share premium obligation (note 14)	-	902
	$687	$1,904

Other liabilities-by balance sheet presentation:
Current	$236	$1,372
Non-current	451	532
	$687	$1,904

Debt Obligations

At June 30, 2020, the Company’s debt obligations are comprised of lease liabilities and loan liabilities. The debt obligations continuity summary is as follows:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilities	Liabilities	Obligations

Balance – December 31, 2019	$739	$263	$1,002
Accretion	30	-	30
Repayments	(119)	(226)	(345)
Balance – June 30, 2020	$650	$37	$687

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations at June 30, 2020:

	Lease	Loan	Total Debt
(in thousands of CAD dollars)	Liabilities	Liabilities	Obligations

Maturity analysis – contractual undiscounted cash flows:
Next 12 months	$227	$9	$236
One to five years	511	31	542
More than five years	42	-	42
Total obligation – June 30, 2020 – undiscounted	780	40	820
Present value discount adjustment	(130)	(3)	(133)
Total obligation – June 30, 2020 – discounted	$650	$37	$687

Letters of Credit Facility

In January 2020, the Company entered into an amending agreement for its letters of credit facility with BNS (the “2020 facility”). Under the amendment, the maturity date of the 2020 facility has been extended to January 31, 2021. All other terms of the 2020 facility (tangible net worth covenant, pledged cash, investment amounts and security for the facility) remain unchanged from those of the 2019 facility. The 2020 facility continues to provide the Company with access to credit up to $24,000,000 (the use of which is restricted to non-financial letters of credit in support of reclamation obligations) subject to letter of credit and standby fees of 2.40% (0.40% on the first $9,000,000) and 0.75% respectively.

As at June 30, 2020, the Company is in compliance with its facility covenants and $24,000,000 (December 31, 2019: $24,000,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV. During the six months ended June 30, 2020, the Company incurred letter of credit fees of $198,000 (June 30, 2019: $197,000).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands of CAD dollars except share amounts)	Shares	Capital

Balance - December 31, 2019	597,192,153	$1,335,467

Issued for cash:
Share issue proceeds	28,750,000	8,041
Share issue costs	-	(1,163)
Share units exercised – fair value adjustment	114,995	80
	28,864,995	6,958
Balance – June 30, 2020	626,057,148	$1,342,425

Share Issues

In April 2020, the Company completed a public offering of 28,750,000 common shares at a price of USD$0.20 per share for gross proceeds of $8,041,000 (USD$5,750,000). The offering included the full exercise of an over-allotment option of 3,750,000 common shares granted to the underwriters.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at June 30, 2020, the Company estimates that it has incurred $1,779,000 of expenditures towards its obligation to spend $4,715,000 on eligible exploration expenditures by the end of fiscal 2020 as a result of the issuance of flow-through shares in December 2019. Under proposed legislative changes drafted in response to the COVID-19 pandemic, the period of time to spend on eligible exploration expenditures may be increased by an additional twelve months to the end of fiscal 2021. At present, the legislative changes have not been enacted and the Company continues to plan to complete its flow-through spending obligation by the end of fiscal 2020.

The Company renounced the income tax benefits of the December 2019 issue in February 2020, with an effective date of renunciation to its subscribers of December 31, 2019. In conjunction with the renunciation, the flow-through share premium liability at December 31, 2019 has been extinguished and a deferred tax recovery has been recognized in the first quarter of 2020 (see notes 13 and 21).

15. SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

Weighted
	Average	Number of	Warrants
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands of CAD dollars except share amounts)	Share (CAD)	Issuable	Amount

Balance - December 31, 2019	$1.27	1,673,077	$435
Expiries	1.27	(1,673,077)	(435)
Balance – June 30, 2020	$-	-	$-

The warrants noted above, issued in February 2017, expired on February 14, 2020.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION

The Company’s share based compensation arrangements include stock options, restricted share units (“RSUs”) and performance share units (“PSUs”).

A summary of share based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands of CAD dollars)	2020	2019	2020	2019

Share based compensation expense for:
Stock options	$(139)	$(219)	$(296)	$(489)
RSUs	(259)	(414)	(487)	(595)
PSUs	(23)	(71)	(121)	(223)
Share based compensation expense	$(421)	$(704)	$(904)	$(1,307)

As at June 30, 2020, an additional $2,185,000 in share-based compensation expense remains to be recognized up until May 2023.

Stock Options

A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD)

Stock options outstanding – December 31, 2019	13,827,243	$0.75
Grants	3,523,000	0.46
Expiries	(1,104,000)	1.09
Forfeitures	(360,500)	0.69
Stock options outstanding – June 30, 2020	15,885,743	$0.67
Stock options exercisable – June 30, 2020	10,834,243	$0.73

A summary of the Company’s stock options outstanding at June 30, 2020 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Stock options outstanding
$ 0.25 to $ 0.49	4.69	3,493,000	$0.46
$ 0.50 to $ 0.74	2.57	7,175,143	0.63
$ 0.75 to $ 0.99	1.69	5,217,600	0.85
Stock options outstanding – June 30, 2020	2.75	15,885,743	$0.67

Options outstanding at June 30, 2020 expire between November 2020 and March 2025.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of options granted:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended
June 30, 2020

Risk-free interest rate	0.67%
Expected stock price volatility	44.16%
Expected life	3.4 years
Expected dividend yield	-
Fair value per share under options granted	CAD$0.15

Share Units

The Company has a share unit plan which provides for the granting of share unit awards to directors, officers, employees and consultants of the Company. Under the plan, all share unit grants, vesting periods and performance conditions therein are approved by the Company’s board of directors. Share unit grants are either in the form of RSUs or PSUs. RSUs granted under the plan, to-date, vest ratably over a period of three years. PSUs granted in 2018 vest ratably over a period of five years, based upon the achievement of certain non-market performance vesting conditions, PSUs granted in 2019 vest ratably over a period of four years and PSUs granted in 2020 vest ratably over a period of three years.

A continuity summary of the RSUs and PSUs of the Company granted under the share unit plan is presented below:

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding – December 31, 2019	2,754,099	$0.70	2,140,000	$0.65
Grants	3,284,750	0.39	180,000	0.38
Exercises	(114,995)	0.70	-	-
Forfeitures	(169,001)	0.59	(180,000)	0.65
Units outstanding – June 30, 2020	5,754,853	$0.52	2,140,000	$0.63
Units vested – June 30, 2020	1,090,291	$0.69	820,000	$0.65

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At June 30	At December 31
(in thousands of CAD dollars)	2020	2019

Cumulative foreign currency translation	$403	$410
Unamortized experience gain-post employment liability
Gross	983	983
Tax effect	(259)	(259)
	$1,127	$1,134

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands of CAD dollars)	2020	2019	2020	2019

Cost of goods and services sold:
Cost of goods sold – mineral concentrates	$-	$-	$(526)	$-
Operating overheads:
Mining, other development expense	(334)	(410)	(547)	(718)
Milling, conversion expense	(6)	(894)	(746)	(1,756)
Less absorption:
-Mineral properties	13	9	25	22
Cost of services	(1,659)	(2,251)	(3,374)	(4,303)
Cost of goods and services sold	(1,986)	(3,546)	(5,168)	(6,755)
Reclamation asset amortization	(62)	(53)	(122)	(106)
Selling expenses	-	-	(14)	-
Sales royalties and non-income taxes	-	-	(64)	-
Operating expenses	$(2,048)	$(3,599)	$(5,368)	$(6,861)

The components of other income (expense) are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands of CAD dollars)	2020	2019	2020	2019

Gains (losses) on:
Foreign exchange	$(98)	$1	$(78)	$1
Disposal of property, plant and equipment (note 9)	405	-	407	-
Investment fair value through profit (loss) (note 7)	1,989	(109)	(961)	(347)
Other	(133)	(67)	(397)	(182)
Other income (expense)	$2,163	$(175)	$(1,029)	$(528)

The components of finance income (expense) are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands of CAD dollars)	2020	2019	2020	2019

Interest income	$64	$169	$156	$338
Interest expense	(1)	(1)	(3)	(3)
Accretion expense
Deferred revenue (note 10)	(755)	(801)	(1,537)	(1,601)
Post-employment benefits (note 11)	(17)	(18)	(34)	(35)
Reclamation obligations (note 12)	(338)	(340)	(676)	(680)
Debt obligations (note 13)	(14)	(20)	(30)	(40)
Finance income (expense)	$(1,061)	$(1,011)	$(2,124)	$(2,021)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands of CAD dollars)	2020	2019	2020	2019

Operating expenses
Mining, other development expense	$(1)	$(1)	$(2)	$(2)
Milling, conversion expense	-	(886)	(736)	(1,741)
Cost of services	(47)	(74)	(100)	(134)
Exploration and evaluation	(46)	(53)	(96)	(106)
General and administrative	(32)	(32)	(64)	(63)
Depreciation expense-gross	$(126)	$(1,046)	$(998)	$(2,046)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands of CAD dollars)	2020	2019	2020	2019

Salaries and short-term employee benefits	$(1,545)	$(1,968)	$(3,703)	$(4,540)
Share-based compensation (note 16)	(421)	(704)	(904)	(1,307)
Termination benefits	-	(483)	-	(483)
Employee benefits expense	$(1,966)	$(3,155)	$(4,607)	$(6,330)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Six Months Ended June 30
(in thousands of CAD dollars)	2020	2019

Change in non-cash working capital items:
Trade and other receivables	$890	$(124)
Inventories	433	73
Prepaid expenses and other assets	401	405
Accounts payable and accrued liabilities	(3,352)	1,014
Change in non-cash working capital items	$(1,628)	$1,368

19. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Closed Mine Services segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Closed Mine Services segment includes the results of the Company’s environmental services business which provides mine decommissioning and other services to third parties. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income from UPC has been included with general corporate expenses due to the shared infrastructure between the two activities.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2020, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	1,967	4,132	1,487	7,586

Expenses:
Operating expenses	(1,994)	(3,374)	-	(5,368)
Exploration and evaluation	(4,036)	-	-	(4,036)
General and administrative	(19)	-	(3,590)	(3,609)
	(6,049)	(3,374)	(3,590)	(13,013)
Segment income (loss)	(4,082)	758	(2,103)	(5,427)

Revenues – supplemental:
Uranium concentrate sales	852	-	-	852
Environmental services	-	4,132	-	4,132
Management fees (note 20)	-	-	1,487	1,487
Toll milling services–deferred revenue (note 10)	1,115	-	-	1,115
	1,967	4,132	1,487	7,586

Capital additions:
Property, plant and equipment	124	15	-	139

Long-lived assets:
Plant and equipment
Cost	99,994	4,546	908	105,448
Accumulated depreciation	(25,305)	(3,102)	(368)	(28,775)
Mineral properties	179,605	-	-	179,605
	254,294	1,444	540	256,278

For the three months ended June 30, 2020, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	152	2,104	670	2,926

Expenses:
Operating expenses	(389)	(1,659)	-	(2,048)
Exploration and evaluation	(845)	-	-	(845)
General and administrative	(5)	-	(1,416)	(1,421)
	(1,239)	(1,659)	(1,416)	(4,314)
Segment income (loss)	(1,087)	445	(746)	(1,388)

Revenues – supplemental:
Environmental services	-	2,104	-	2,104
Management fees (note 20)	-	-	670	670
Toll milling services–deferred revenue (note 10)	152	-	-	152
	152	2,104	670	2,926

For the six months ended June 30, 2019, reportable segment results were as follows:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of CAD dollars)	Mining	Closed Mines Services	Corporate and Other	Total

Statement of Operations:
Revenues	2,547	4,644	924	8,115

Expenses:
Operating expenses	(2,558)	(4,303)	-	(6,861)
Exploration and evaluation	(7,255)	-	-	(7,255)
General and administrative	(15)	-	(4,016)	(4,031)
	(9,828)	(4,303)	(4,016)	(18,147)
Segment income (loss)	(7,281)	341	(3,092)	(10,032)

Revenues – supplemental:
Environmental services	-	4,644	-	4,644
Management fees (note 20)	-	-	924	924
Toll milling services–deferred revenue (note 10)	2,547	-	-	2,547
	2,547	4,644	924	8,115

Capital additions:
Property, plant and equipment	494	224	38	756

Long-lived assets:
Plant and equipment
Cost	99,090	4,700	908	104,698
Accumulated depreciation	(22,938)	(3,060)	(240)	(26,238)
Mineral properties	179,379	-	-	179,379
	255,531	1,640	668	257,839

For the three months ended June 30, 2019, reportable segment results were as follows:

(in thousands of CAD dollars)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	1,284	2,407	448	4,139

Expenses:
Operating expenses	(1,348)	(2,251)	-	(3,599)
Exploration and evaluation	(3,026)	-	-	(3,026)
General and administrative	(15)	-	(1,650)	(1,665)
	(4,389)	(2,251)	(1,650)	(8,290)
Segment income (loss)	(3,105)	156	(1,202)	(4,151)

Revenues – supplemental:
Environmental services	-	2,407	-	2,407
Management fees (note 20)	-	-	448	448
Toll milling services–deferred revenue (note 10)	1,284	-	-	1,284
	1,284	2,407	448	4,139

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20. RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The current management services agreement (“MSA”) with UPC became effective on April 1, 2019 and has a term of five years (the “Term”). Under the MSA, Denison receives the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands of CAD dollars)	2020	2019	2020	2019

Management fees:
Base and variable fees	$551	$447	$1,014	$921
Commission fees	119	1	173	3
Discretionary fees	-	-	300	-
	$670	$448	$1,487	$924

At June 30, 2020, accounts receivable includes $412,000 (December 31, 2019: $236,000) due from UPC with respect to the fees indicated above.

Korea Electric Power Corporation (“KEPCO”)

As at June 30, 2020, KEPCO, through its subsidiaries including KHNP Canada Energy Ltd., holds 58,284,000 shares of Denison representing a share interest of approximately 9.31% and is also the largest member of a consortium of investors that make up Korea Waterbury Uranium Limited Partnership (“KWULP”). The Waterbury Lake property is owned by Denison and KWULP through their respective interests in Waterbury Lake Uranium Corporation (“WLUC”) and WLULP.

In June 2020, Denison funded a portion of the approved fiscal 2020 program for Waterbury Lake which has had the impact of further diluting KWULP’s interest in the WLULP. As a result, Denison earned an additional 0.14% interest in the WLULP, increasing Denison’s interest to 66.71% from 66.57%. The additional interest has been accounted for using an effective date of June 30, 2020 and has resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $100,000.

Other

During the six months ended June 30, 2020, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $96,000 (June 30, 2019: $85,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At June 30, 2020, an amount of $nil (December 31, 2019: $nil) was due to this company.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands of CAD dollars)	2020	2019	2020	2019

Salaries and short-term employee benefits	$(371)	$(424)	$(955)	$(1,129)
Share-based compensation	(320)	(611)	(750)	(1,115)
Termination benefits	-	(481)	-	(481)
Key management personnel compensation	$(691)	$(1,516)	$(1,705)	$(2,725)

21. INCOME TAXES

For the six months ended June 30, 2020, Denison has recognized deferred tax recoveries of $874,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $1,252,000 relating to the February 2020 renunciation of the tax benefits associated with the Company’s $4,715,000 flow-through share issue in December 2019.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

During the six months ended June 30, 2020, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at June 30, 2020 and December 31, 2019:

			June 30	December 31,
	Financial	Fair	2020	2019
	Instrument	Value	Fair	Fair
(in thousands of CAD dollars)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category B		$7,649	$8,190
Trade and other receivables	Category B		3,133	4,023
Investments
Equity instruments-shares	Category A	Level 1	11,247	11,971
Equity instruments-warrants	Category A	Level 2	58	133
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,236	2,859
Credit facility pledged assets	Category B		9,000	9,000
Reclamation letter of credit collateral	Category B		135	135
			$34,458	$36,311

Financial Liabilities:
Accounts payable and accrued liabilities	Category C		4,585	7,930
Debt obligations	Category C		687	1,002
			$5,272	$8,932

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

23. CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016.

Under an extension agreement between UI and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made.

On February 24, 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable. On December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration in conjunction with the default of UI’s obligations under the GSJV and Extension agreements. The three person arbitration panel was appointed on February 28, 2018. Hearings in front of the arbitration panel were held in December 2019. The arbitration panel rendered its final award on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company USD$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Arbitration Proceedings with Orano Canada Inc (“Orano Canada”) and OURD (Canada) Co., Ltd. (“OURD”)

Denison commenced arbitration with Orano Canada and OURD in October 2019, with Denison’s initial written submission made on March 9, 2020. The arbitration relates to certain payments made under the joint venture agreement for the MLJV. Denison claims that these payments were required in breach of OURD and Orano’s contractual and other obligations. Denison seeks approximately $6.5 million with respect to these payments, an unquantified amount for further damages and related contractual relief. The arbitral tribunal has set hearing dates in 2020.